

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2007

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
Suite 500
10 King Street
East Toronto, Ontario, Canada   M5C 1C3

Re: Olympus Pacific Minerals Inc.
Amendment No. 3 to Registration Statement on Form 20-F
Filed on November 13, 2007
Amendment No. 4 to Registration Statement on Form 20-F
Filed on November 16, 2007
Annual Report on Form 20-F for the year ended December 31, 2006
Filed on July 13, 2007
File No. 0-52324

Dear Mr. Tiedemann:

       We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you have filed your annual report on Form 20-F. Please amend your
       annual report on Form 20-F to make it consistent with the disclosures currently in
       your registration statement on Form 20-F. While our further comments relate to

disclosure in your amended registration statement on Form 20-F, please respond by amending your annual report on Form 20-F, as opposed to your registration statement on Form 20-F.

2.   In section 6B.1 of the registration statement on Form 20-F, entitled "Termination Agreements for Directors and Senior Officers," on page 60, you discuss the provisions of Messrs. Seton, Tiedemann and Mr. Jones' agreements with the company. To aid an investor's understanding, please revise your disclosure in your annual report on Form 20-F to succinctly describe the material terms of each agreement, as opposed to repeating actual language from the agreements. Eliminate run-on paragraphs and embedded lists. Use short sentences and bullet points. Avoid unnecessary defined terms, such as your use of the definition "Consultant" to refer to Mr. Seton.

3.   We note that on Table No. 7 on page 59 of your registration statement on Form 20-F you show that Mr. Dahn was awarded options in 2004, 2005 and 2006. However, on Table 9 no options are shown for Mr. Dahn. Please advise, and in your amendment to your annual report on Form 20-F please, as necessary, make the disclosure consistent.

Closing Comments

        As appropriate, please amend your annual report on Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any questions on engineering matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: P. Campagnoni (by facsimile)
        L. Dang
        K. Hiller
        D. Levy
        K. Schuler